UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-12981

Superior Tube Company, Inc.

Union 401(k) Plan

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Superior Tube Company, Inc. Union 401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Plan Administrator and Savings and Investment Committee of Superior Tube Company, Inc. Union 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of assets available for benefits of Superior Tube Company, Inc. Union 401(k) Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules

The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2019 and assets (held at end of year) as of December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since 2017.

Philadelphia, Pennsylvania

June 25, 2020

Superior Tube Company, Inc. Union 401(k) Plan

Statements of Assets Available for Benefits

	December 31,
	2019	2018
Assets:
Investments, at fair value	$4,453,818	$3,456,488
Fully benefit-responsive investment contract, at contract value	250,370	—
Plan interest in the AMETEK, Inc. Master Trust, at fair value	8,565	1,225

Total investments	4,712,753	3,457,713

Receivables:
Notes receivable from participants	190,068	134,447

Total receivables	190,068	134,447

Assets available for benefits	$4,902,821	$3,592,160

See accompanying notes.

Superior Tube Company , Inc. Union 401(k) Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2019	2018
Additions:
Contributions:
Employer	$355,373	$336,390
Participant	446,490	380,214

	801,863	716,604

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	686,354	(301,691)
Interest and dividend income from investments	86,125	118,504
Increase (decrease) in Plan interest in the AMETEK, Inc. Master Trust	1,315	(45)

	773,794	(183,232)

Interest income on notes receivable from participants	10,003	6,034

Total additions	1,585,660	539,406

Deductions:

Benefits paid to participants	(273,249)	(325,711)
Administrative expenses	(1,750)	(1,180)

Net increase	1,310,661	212,515

Assets available for benefits:
Beginning of year	3,592,160	3,379,645

End of year	$4,902,821	$3,592,160

See accompanying notes.

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2019

1.	Description of the Plan

General

The following description of the Superior Tube Company, Inc. Union 401(k) Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document as amended and restated effective September 1, 2018 for a more complete description of the Plan’s provisions, copies of which may be obtained from Superior Tube Company, Inc. (“Superior”, the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible union employees an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs.

Trustee and Recordkeeper

The Vanguard Fiduciary Trust Company was the Plan Trustee recordkeeper and a party-in-interest to the Plan through August 29, 2018. The Vanguard Group was the Plan’s administrative recordkeeper through August 29, 2018. On August 29, 2018, Voya Institutional Trust Company (“Trustee”) became the Plan Trustee and a party-in-interest to the Plan. On August 29, 2018, Voya Institutional Plan Services LLC became the administrative recordkeeper and a party-in-interest to the Plan.

Participant Eligibility

A Superior Tube Company union employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the first day of eligibility.

Contributions

Each year, participants have an opportunity to invest up to 50% and no less than 2% of annual compensation, as defined in the Plan. Participants age 50 and over have an opportunity to invest catch-up contributions up to Internal Revenue Service (“IRS”) annual limits. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.

The Plan provides for Company matching contributions based on a percentage of elective deferrals. The Company contributes 50% of elective deferrals up to the first 6% of compensation deferred. The Plan provides for non-discretionary contributions for those hired before March 18, 2013.

Forfeited Company contributions were $635 in 2019 and $6,742 in 2018 and are used to reduce non-elective employer profit sharing contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and allocations of (a) the Company’s profit-sharing contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2019

1.	Description of the Plan (continued)

Vesting

Participants are fully vested at all times in participant contributions and any rollover contributions, plus actual earnings on these contributions. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of credited service. This portion of participant’s accounts fully vests after three years of service or upon Normal Retirement Age, as defined. Upon the death or disability before the participant’s retirement age or termination date, the participant will be fully vested.

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2019 and 2018 ranged between 4.25% and 6.5%. Principal and interest is paid ratably through payroll deductions.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. The AMETEK Stock Fund consists primarily of AMETEK common stock and a small portion may also be invested in short-term securities to help accommodate daily transactions. The AMETEK Stock Fund is considered a level 1 investment within the fair value hierarchy.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period, for other investment fund transfers and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

As of December 31, the net assets of the Master Trust and the Plan’s interest in the Master Trust were as follows:

	2019		2018
	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
AMETEK Stock Fund	$118,749,086	$8,466	$85,351,576	$1,212
State Street Government Short Term Investment Fund	388,288	28	880,962	13
Cash	1,000,389	71	—	—

Total net assets	$120,137,763	$8,565	$86,232,538	$1,225

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2019

1.	Description of the Plan (continued)

Changes in the net assets held by the Master Trust was as follows:

	Year Ended December 31,
	2019	2018
Net appreciation (depreciation) in fair value of investment	$39,354,773	$(5,654,653)
Interest and dividend income	682,263	708,318
Transfers in	8,774,730	5,576,021
Transfers out	(14,906,541)	(12,861,781)

Net increase (decrease) in net assets	33,905,225	(12,232,095)
Net assets at beginning of year	86,232,538	98,464,633

Net assets at end of year	$120,137,763	$86,232,538

Payment of Benefits

Participant’s benefits under the Plan are payable to participants, their beneficiaries or their estates upon termination of employment, normal retirement (the attainment of age 65), death, disability, hardship or upon the attainment of age 59 1⁄2. Benefits are payable in the form of lump sum distributions or installments. Installments may be monthly, quarterly, semi-annual, annual or other payment terms over a fixed reasonable period of time, not exceeding the Life Expectancy of the participant, or the joint life and last survivor expectancy of the Participant and his/her designated beneficiary. If a participant’s vested benefit derived from employer and employee contributions is less than $5,000 but more than $1,000, and the participant does not make an affirmative election otherwise, the administrator will roll over the balance into an individual retirement account. If a participant’s vested balance is $1,000 or less, and the participant does not make an affirmative election otherwise, they will receive a direct rollover in the form of a cash payment.

Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her elective account balance, regardless of age. Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Certain investment-related expenses are allocated proportionately to plan participants based on their respective account balances and are included in net investment appreciation.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

2.	Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2019

2.	Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded at December 31, 2019 and 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4 for further discussion and disclosures related to fair value measurements.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. Investments in common/collective trusts are valued based on the net asset value of participation units held by the Plan at year end. There are no redemption restrictions on these investments. Investments in pooled separate accounts are valued based on the net asset value of participation units held by the Plan at year end. The AMETEK common stock is valued at the closing price reported in an active market.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell.

3.	Fully Benefit-Responsive Investment Contract

The Plan invests in a fully benefit-responsive synthetic guaranteed investment contract through a separate account, the Voya Stabilizer Fund (Separate Account for Ametek No. 920) (“Voya Separate Account”), established by Voya Retirement Insurance and Annuity Company (“VRIAC”). The Voya Stabilizer Fund is a participating separate account contract that combines an underlying fixed income investment strategy with a group annuity insurance contract (“wrap contract”). The wrap contract provides a guarantee of principal and accumulated interest and obligates VRIAC to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). Under the terms of the wrap contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2019

future contract interest crediting rate. The wrap contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero. In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), VRIAC becomes obligated to pay that difference to the Voya Separate Account in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, VRIAC is obligated to contribute to the Voya Separate Account an amount necessary to maintain the contract’s crediting rate of at least zero percent.

The interest crediting rate is typically reset on a quarterly basis. Over time, the crediting rate formula amortizes the Voya Separate Account’s realized and unrealized fair value gains and losses over the duration of the underlying investments. Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract’s interest crediting rate. In addition, Participant withdrawals and transfers from the Voya Separate Account are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet VRIAC’s underwriting criteria for issuance of a clone wrap contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit VRIAC to terminate the wrap contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, VRIAC could terminate the wrap contract at the fair value of the underlying investments.

4.	Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Registered investment companies	$2,241,785	$2,241,785	$—	$—
Common/Collective Trusts	2,212,033	2,212,033	—	—

Investments, at Fair Value	$4,453,818	$4,453,818	$—	$—

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2019

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Registered investment companies	$1,829,603	$1,829,603	$—	$—

Pooled Separate Account and Common collective trusts Measured at net asset value: (a)
Voya Government Securities Fund (Separate Account No.390)	17,228
Vanguard Retirement Savings Trust IV	186,231
Vanguard Target Retirement Date Trusts II	1,423,426

Investments, at Fair Value	$3,456,488

(a)

In accordance with Subtopic 820-10, the pooled separate account and common collective trusts are measured at net asset value per share and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the accompanying statements of net assets available for benefits.

5.	Income Tax Status

Prior to September 1, 2018, the Plan was a volume submitter plan. The underlying volume submitter plan has received an advisory letter from the IRS dated March 31, 2014, stating that the form of the plan is qualified under Section 401 of the Code and, therefore, the related trust is tax-exempt. The plan administrator determined that it was eligible to, and had chosen to, rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.

Effective September 1, 2018 the Plan adopted the Voya prototype non-standardized profit-sharing plan. The underlying prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated September 1, 2014, stating that the written form of the underlying prototype document is qualified under Section 401 of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401 of the Code, and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. However, the plan administrator believes that the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

6.	Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). ASU 2017-06 requires a plan’s interest in a master trust and change in the value of that interest to be presented in separate line items in the statement of assets available for benefits and in the statement of changes in assets available for benefits. The new guidance removes the requirement to disclose the percentage interest in the master trust for those plans with divided interests and instead requires disclosure of the dollar amount of interest in each investment type. The Plan adopted ASU 2017-06 retrospectively effective January 1, 2020 and the adoption did not have a significant impact on the Plan’s financial statements, other than additional disclosures. See Note 1.

Superior Tube Company, Inc. Union 401(k) Plan

Notes to Financial Statements

December 31, 2019

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements. ASU 2018-09 removes the stable value common collective trust fund from the illustrative example in paragraph 962-325-55-17 to avoid the interpretation that such an investment would never have a readily determinable fair value and, therefore, would always use the net asset value per share practical expedient. Rather, a plan should evaluate whether a readily determinable fair value exists to determine whether those investments may qualify for the practical expedient to measure at net asset value in accordance with Topic 820. The adoption of this updated guidance categorized the Plan’s common collective trust funds as Level 1 assets in the Plan’s 2019 fair value hierarchy as these investments were previously excluded from such disclosure because they used the net asset value per share practical expedient. The Plan adopted ASU 2018-09 prospectively effective January 1, 2019 and the adoption did not have a significant impact on the Plan’s financial statements, except in the disclosures. See Note 4.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements in Topic 820. The guidance is effective for fiscal years beginning after December 15, 2019. The guidance is to be applied prospectively, depending on the different provisions. The Plan is currently evaluating the impact of adopting ASU 2018-13 on the Plan’s financial statements

7.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2019	2018
Assets available for benefits per the financial statements	$4,902,821	$3,592,160
Deemed distributions outstanding related to the current year	—	(6,266)
Deemed distributions outstanding related to the prior year	(6,266)	—

Assets available for benefits per Form 5500	$4,896,555	$3,585,894

8.	Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance and has determined that, except for the matters noted below, no significant events occurred after December 31, 2019, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

The novel coronavirus (or COVID-19) pandemic has affected, and may continue to affect, economic activity globally, nationally, and locally. Following the COVID-19 pandemic, the values of investment securities have been subject to significant volatility. Economic and market conditions and other effects of the COVID-19 pandemic may continue to affect the Plan. The extent of the impact of the COVID-19 pandemic on the Plan’s investments cannot be estimated at this time.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). In April 2020, the Plan was operationally amended to implement certain changes provided for under the CARES Act including allowing certain eligible individuals to a) receive coronavirus-related distributions; b) temporarily take out notes of a maximum of $100,000; c) delay certain participant note repayments for up to one year; and d) temporarily suspend required minimum distributions.

Written amendments to the Plan to incorporate these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.

Superior Tube Company, Inc. Union 401(k) Plan

EIN 86–1118863 Plan #001

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2019

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP And PTE 2002-51
X	$127,162	—	$64,965	—

Superior Tube Company, Inc. Union 401(k) Plan

EIN 86–1118863 Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2019

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Voya Stabilizer Fund (Separate Account for Ametek No. 920)	Separate Account	$255,096
* Voya Retirement Insurance Annuity Company Wrapper Contract #60498	Interest rate of 2.87% at December 31, 2019	(4,726)
Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	4,325
Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	469,919
Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	622,944
Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	129,419
Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	149,688
Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	55,501
Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	113,407
Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	195,621
Vanguard Target Retirement 2055 Trust II	Common Collective Trust	20,552
Vanguard Target Retirement Income Trust II	Common Collective Trust	166,864
Wells Fargo Discovery Fund CIT E2 Fund	Common Collective Trust	283,793
Vanguard Institutional Index Fund Institutional Plus	Registered Investment Company	356,545
Vanguard Emerging Market Stock Index Fund	Registered Investment Company	233
Vanguard PRIMECAP Fund	Registered Investment Company	213,562
Vanguard Small-Cap Index Fund	Registered Investment Company	193,416
Vanguard Total Bond Market Index Fund	Registered Investment Company	489,015
Vanguard Wellington Fund Admiral Shares	Registered Investment Company	451,858
Vanguard Windsor II Fund	Registered Investment Company	169,661
Vanguard Federal Money Market Fund	Registered Investment Company	7,522
American Funds EuroPacific Growth Fund	Registered Investment Company	359,916
Blackrock Inflation Protected Bond Fund	Registered Investment Company	57

	Total investments	4,704,188

* Notes Receivable from Participants	Interest rates – 4.25% - 6.5%	190,068

		$4,894,256

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Superior Tube Company, Inc.
Union 401(k) Plan

(Name of Plan)

Date: June 25, 2020	By:	/s/ Thomas M. Montgomery

Thomas M. Montgomery
Member, Savings and Investment Committee